Exhibit 99.1

Nano Dimension Delivers 3D Printer to One of the 10 Largest U.S. Banks

Company meets its 2016 target with sixth customer delivery

NESS ZIONA, Israel- December 20, 2016 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has delivered, in return for payment, a DragonFly 2020 3D Printer to a Fortune 500 company, one of the 10 largest bank holding companies in the United States. The printer will be installed in the client's hardware development center.

This marks Nano Dimension’s sixth delivery of the DragonFly 2020 3D Printer in 2016 to a beta customer. With this delivery, Nano Dimension has met its targets for 2016, as presented to investors. The beta customer conducts activities related to electronics and hardware development for the financial services sector.

Previous deliveries to leading companies from a variety of industries include a U.S.-based Fortune 100 multinational corporation in the technology industry; U.S.-based FATHOM; one of the top 10 largest defense companies in the world; PHYTEC, based in Germany; and a leading defense company in Israel.

Nano Dimension's beta program involves the delivery of the company’s DragonFly 2020 3D Printers to leading companies and partners world-wide. The customers are pioneers of additive manufacturing technology's entry into the world of electronics. They will qualify the DragonFly 2020 technology and use it, amongst other possibilities, to speed up their product development times. The DragonFly 2020 3D printer also has the potential to strengthen the customer's in-house innovation capabilities while providing them with enhanced R&D IP security. In return, the company receives valuable feedback for product development and other considerations, including payment.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward looking statements in this press release when we discuss collaboration with beta customers and the potential of our beta program. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s prospectus filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) on September 27, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com